Filed pursuant to Rule 424(b)(3)
File No. 333-264472

BLACKSTONE PRIVATE CREDIT FUND

SUPPLEMENT NO. 5 DATED JANUARY 12, 2023

TO THE PROSPECTUS DATED APRIL 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Private Credit Fund (“we,” “our,” the “Company” or the “Fund”), dated April 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

On January 5, 2023, the board of trustees of the Fund appointed Jonathan Bock as Co-Chief Executive Officer of the Fund, effective January 10, 2023. Mr. Bock will serve alongside Brad Marshall, who will continue to serve as Chairman and Co-Chief Executive Officer of the Fund.

All references to Brad Marshall’s title as Chief Executive Officer should be replaced with Co-Chief Executive Officer.

The following replaces the “Biographical Information – Interested Trustees” section in the Prospectus and all similar disclosure in the Prospectus for Brad Marshall:

Brad Marshall (Portfolio Manager), Trustee, Co-Chief Executive Officer of the Company, Global Head of Private Credit Strategies and Senior Managing Director of Blackstone. Mr. Marshall is Co-CEO of both BCRED and BXSL. Mr. Marshall also serves as a member of the private credit investment committees. Before joining Blackstone Credit in 2005, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as chief financial officer. Mr. Marshall received an MBA from McGill University in Montreal and a BA (Honors) in Economics from Queen’s University in Kingston, Canada.

The following is added to the “Executive Officers Who are Not Trustees” section of the Prospectus and all similar disclosure in the Prospectus:

Name	Year of Birth	Position
Jonathan Bock	1982	Co-Chief Executive Officer

The following is added to the “Biographical Information – Executive Officers Who are not Trustees” section in the Prospectus and all similar disclosure in the Prospectus:

Jonathan Bock, Co-Chief Executive Officer of the Company, Global Head of Market Research of Blackstone Credit and Senior Managing Director of Blackstone. Prior to joining Blackstone, Mr. Bock was the Chief Executive Officer of Barings BDC. In addition to this role, he served as the Co-Chief Executive Officer and President of Barings Private Credit Corporation, and Chief Financial Officer of Barings Capital Investment Corporation, Barings Corporate Investors, and Barings Participation Investors. Prior to joining Barings in July 2018, Mr. Bock was a Managing Director and Senior Equity Analyst at Wells Fargo Securities specializing in BDCs. He has actively followed the BDC space since 2006 and was the chief author of a leading BDC quarterly research publication: the BDC Scorecard. His research is often cited by Institutional Investor, The Wall Street Journal, Barron’s, and other prominent financial publications. He is also published in the Journal of Alternative Investments. Prior to Wells Fargo, Mr. Bock followed the BDC industry at Stifel Nicolaus & Company and A.G. Edwards Inc. Prior to entering sell-side research in 2006, Mr. Bock was an equity portfolio manager/analyst at

Busey Wealth Management in Champaign, Illinois. Mr. Bock holds a bachelor’s degree in finance from the University of Illinois College of Business and is a member of the CFA Institute.

The following is added to the table in the “Control Persons and Principal Shareholders” section of the Prospectus and all similar disclosure in the Prospectus:

Executive Officers Who Are Not Trustees(1)	Type of Ownership	Number	Percentage
Jonathan Bock(2)	—	—	*

(1)	The address for all of the Fund’s officers and Trustees is c/o Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.
(2)	Effective January 10, 2023, Mr. Bock was appointed as Co-Chief Executive Officer of the Company. Mr. Bock’s ownership figures in the table are as of January 10, 2023.

The following replaces the risk factor titled “Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated” in the Prospectus and all similar disclosure in the Prospectus:

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may be concentrated in a limited number of industries. Our portfolio will be considered to be concentrated in a particular industry when 25% or greater of its total assets are invested in issuers that are a part of that industry. A downturn in any industry in which we are invested could significantly impact the aggregate returns we realize. We anticipate that our investments in issuers that are part of the software industry may reach or exceed 25% of our total assets as a result of additional investments in the software industry and/or fluctuations in the fair value of our investments.

If an industry in which we have significant investments suffers from adverse business or economic conditions, as individual industries have historically experienced to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations. Specifically, the market landscape within the software industry is evolving, and new entrants and technologies can impact competitive dynamics over time. As a result, there is a risk of revenue and market share loss, which could negatively impact the value of our securities.

The following risk factors are added after the risk factor titled “Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated” in the “Risk Factors—Risks Related to Our Investments” section of the Prospectus:

We may be subject to risks associated with our investments in the software industry.

Portfolio companies in the software industry are subject to a number of risks. While we currently tend to focus on software companies that demonstrate stable cash flows, the revenue, income (or losses) and valuations of software and other technology-related companies can fluctuate through market cycles. As a result, changing market landscapes and could adversely affect our portfolio companies’ operating results and, correspondingly, the value of any securities that we may hold. Additionally, companies operating in the software industry are subject to wage inflation, changing technology, evolving client and end-consumer needs, industry standards and frequent introductions of new products and services. Our portfolio companies in the software industry could compete with companies that are larger and engaged in a greater range of businesses or have greater financial, technical, sales or other resources than our portfolio companies do. Our portfolio companies could lose market share if their competitors introduce or acquire new products that compete with their software and related services or add new features to existing products. Any deterioration in the results of our portfolio companies due to competition or otherwise could, in turn, materially adversely affect our business, financial condition and results of operations.

The following replaces the first sentence of the last paragraph under the “What types of investments do you intend to make?” section of the Prospectus Summary, the first sentence of the twelfth paragraph in the “Investment Objectives and Strategies” section of the Prospectus and all similar disclosure in the Prospectus:

Our investments are subject to a number of risks, including risks related to potential concentration in the software industry.